Computershare

082-00018

Francine Beauséjour
Relationship Manager
Stock Transfer
Direct line: (514) 982-7888 ext. 7590
Direct fax: (514) 982-7580
Francine.beauséjour@computershare.com

RECEIVED
2007 JAN 29 A 11: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Investor Services

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

January 19, 2007

U.S. Securities & Exchange Commission
Office of International Corporate
Finance 3-9
450 - 5th Avenue N.W.
Washington (D.C)
20549 U.S.A.

[redacted]

07020636

Dear Sirs:

SUPPL

RE: DOMTAR INC.
Special Meeting of Shareholders

Please be advised of the following Record and Meeting dates in respect to the Special Meeting of Shareholders of the subject Company:

Record Date:	January 27, 2007
Meeting Date:	February 26, 2007
Place of Meeting:	Montréal, Québec

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours very truly,

F. Beauséjour
Francine Beauséjour

FB/sb

c.c.: Domtar Inc.

PROCESSED

JAN 31 2007

THOMSON
FINANCIAL

Jw 1/29